UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Amendment No. 1 to the report on Form 6-K for the
month of August 2008, which was filed on August 14, 2008

Commission File Number 333-114196

AXTEL, S.A.B. DE C.V.
 (Translation of Registrant’s name into English)

Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP  66215
(52)(81) 8114-0000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                                                                                                                                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment No. 1 to Form 6−K (the "Form 6−K/A ") amends our quarterly report for the second quarter ended June 30, 2008, originally filed with the Securities and Exchange Commission ("SEC") on August 14, 2008 (the "Form 6−K") stating that Axtel’s 11% senior notes due 2013 were guaranteed by three subsidiaries of Axtel only.  This Amendment reflects the fact that both Axtel’s 11% senior notes due 2013 and Axtel’s 7-5/8% senior notes due 2017 programs are guaranteed by all the subsidiaries of Axtel.

The other portions of Form 6-K are unaffected by the changes described above and have not been amended. This Form 6−K continues to speak as of the date of the Form 6−K and no attempt has been made in this Form 6−K to modify or update disclosures in the original Form 6−K except as noted above.  This Form 6−K does not reflect events occurring after the filing of the Form 6−K or modify or update any related disclosures and information not affected by the amendment is unchanged and reflects the disclosure made at the time of the filing of the Form 6−K with the SEC except as noted above.  In particular, any forward-looking statements included in this Form 6−K represent management's view as of the filing date of the Form 6−K.  Accordingly, this Form 6−K should be read in conjunction with any documents incorporated by reference therein and our filings made with the SEC to the filing of the Form 6−K, including any amendments to those filings.

 TABLE OF CONTENTS

Exhibits
99.1	Amended Quarterly Condensed Consolidated Financial Statements June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Axtel, S.A.B. de C.V. By: /s/ José Antonio Velasco Carmona José Antonio Velasco Carmona Treasurer
Date: April 3, 2009